EXHIBIT 99.1

Gildan Activewear Announces Leadership Changes - Vince Tyra Appointed as President and CEO; Glenn Chamandy Leaving

•	Craig A. Leavitt to serve as Interim President and CEO until Mr. Tyra assumes responsibilities on February 12, 2024

Montreal, December 11, 2023 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today announced that Glenn J. Chamandy has left his position as President and Chief Executive Officer and director of the Company. Vince Tyra has been appointed President and CEO effective February 12, 2024. Craig A. Leavitt, a director of the Company since 2018, will serve as Interim President and Chief Executive Officer until Mr. Tyra assumes his new position.

“The Board is confident that Vince is the right person to lead the Company into the next stage of its evolution and growth. He has an extensive career as a global organization leader with experience as an apparel industry executive, an operator, an investor and transitioning founder-led companies.  Vince’s diverse professional background will provide the necessary leadership skills to propel Gildan to even greater success,” said Donald C. Berg, Chairman of the Board.

“Over the span of his 40 year career, Glenn has been a forerunner in our industry, taking Gildan from a small family-owned business to a leading apparel company with over US$3 billion in revenues” said Mr. Berg. “We thank Glenn for his service and wish him well.”

The Company remains fully focused on the Gildan Sustainable Growth strategy and its three key pillars: Innovation, Capacity-driven growth and ESG. As such, we look to continue leveraging our core strengths and reinforcing what we do best -large-scale, low cost, vertically integrated manufacturing.

Mr. Tyra stated, “I am looking forward to joining Gildan early in the new year. It is a truly iconic business with an unparalleled global reputation. I look forward to working closely with the Board and the senior executive team, and all of the extremely talented employees to leverage their knowledge and expertise so that we continue maximizing value for all of Gildan’s stakeholders.”

Throughout a career spanning leadership roles in the apparel and investment sectors, Vince has demonstrated an exceptional ability to drive growth and shareholder value, while building strong teams and key relationships with a diverse range of stakeholders.

Vince brings to Gildan a deep understanding of the apparel industry from manufacturing processes to distribution and brand building. He led alphabroder where he spearheaded the transformation of the business through a merger and during his six years as CEO, he tripled alphabroder’s revenue, making it the industry leader. Before alphabroder, Vince was President of Fruit of the Loom, where he led a turnaround of the company culminating in its sale to Berkshire Hathaway.

Vince also brings strong financial acumen. He was an Operating Partner at Southfield Capital, where he was a member of the Investment Committee. Most recently, he served at Houchens Industries as Senior Vice President of Corporate Strategy and Mergers and Acquisitions, leading the strategic growth of this US $4 billion in revenue holding company, through investments in various industry sectors including consumer products and retail. He also served as the University of Louisville’s Vice President and Director of Intercollegiate Athletics, establishing a new culture of excellence and compliance, while orchestrating the rebuilding of this major NCAA athletics program.

“In my brief tenure as Interim President and CEO, it will be my privilege to work with this great team to ensure continued orderly operations of this highly profitable enterprise and ensure a successful transition for Vince as our new leader. Gildan is well positioned to build upon our strong market share and best in class capabilities,” said Craig A. Leavitt, Board member and new Interim CEO.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and

Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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